
June 13, 2014

Via E-mail
Mr. Graham P. Shuttleworth
Chief Financial Officer
Randgold Resources Limited
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier, Jersey JE2 4WJ, Channel Islands

      Re: Randgold Resources Limited
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 000-49888

Dear Mr. Shuttleworth:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1.   We note your references to the production of doré throughout your filing. Please tell us about the content of the doré produced at your mines including any byproducts. In your response please address the materiality of the byproducts and, if necessary, explain how these byproduct materials are accounted for in regards to your mineral reserves.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director